 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Angus, Jeffrey W. (Last) (First) (Middle) 500 Main Street c/o Legal Department (Street) Groton, MA 01471-001 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol New England Business Service, Inc. NEB
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 26, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock Par Value $1.00	02/24/2003	02/24/2003	M |	2,500.000 | A | $15.000		D
Common Stock Par Value $1.00	02/24/2003	02/24/2003	S |	2,500.000 | D | $21.779		D
Common Stock Par Value $1.00	02/25/2003	02/25/2003	M |	2,500.000 | A | $15.000		D
Common Stock Par Value $1.00	02/25/2003	02/25/2003	S |	2,500.000 | D | $23.011	464.761	D
Common Stock Par Value $1.00					4,462.918	I	By 401(k) (1)
Common Stock, Restricted, Par Value $1.00					2,432.519	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Angus, Jeffrey W. - February 26, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Options (Right to Buy) (2)	$15.000	02/24/2003	02/24/2003	M |	(D) 2,500.000	10/19/2000 | 10/19/2010	Common Stock Par Value $1.00 - 2,500.000	$21.779		D
Options (Right to Buy)	$22.850					10/25/2002 (3) | 10/24/2012	Common Stock Par Value $1.00 - 5,000.000		5,000.000	D
Options (Right to Buy)	$15.000	02/25/2003	02/25/2003	M |	(D) 2,500.000	10/19/2000 (2) | 10/19/2010	Common Stock Par Value $1.00 - 2,500.000	$23.011	10,000.000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /S/ Michelle R. Palermo-Murphy as Attorney-in-Fact 02-26-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Angus, Jeffrey W. - February 26, 2003
Form 4 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB

Form 4 - February 2003

Jeffrey W. Angus
500 Main Street
c/o Legal Department
Groton, MA 01471-001
Explanation of responses:

(1)   401(K) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
(2)   The share options vest in 4 yearly installments of 6,666 beginning 10/19/2000; 8,332 options of the total grant are available.
(3)   The share options vest in 4 yearly installments of 1,250 beginning on the grant date of 10/25/2002; 1,250 options of the total grant of 5,000 options are currently exercisable as of this date.

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